Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 O: 206.883.2500 F: 206.883.2699

CONFIDENTIAL TREATMENT REQUESTED
BY AGORA, INC.: API-0001
June 16, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Email
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Edwin Kim
Jan Woo
Melissa Walsh
Stephen Krikorian

Re:	Agora, Inc.
Registration Statement on Form F-1
Filed June 5, 2020
File No. 333-238960
Option Pricing Review
Ladies and Gentlemen:
We are submitting this letter on behalf of Agora, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form F-1 filed on June 5, 2020 (the “Registration Statement”). Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are

AUSTIN          BEIJING         BOSTON         BRUSSELS         HONG KONG         LONDON         LOS ANGELES         NEW YORK         PALO ALTO
SAN DIEGO         SAN FRANCISCO         SEATTLE         SHANGHAI         WASHINGTON, DC         WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 16, 2020	BY AGORA, INC.: API-0001

providing to the Staff by email copies of this letter. Acronyms used but not defined herein shall have the meanings set forth in the Registration Statement.
The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of US$[***] and US$[***] per American depositary share (“ADS”), which after giving effect to the expected one-to-four ADS to Class A ordinary share exchange ratio, correlates to a range of US$[***] and US$[***] per share, in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations. This preliminary price range was determined, in large part, on various discussions that took place between June 12 and 15, 2020 among the Company and representatives of Morgan Stanley & Co. LLC and BofA Securities, Inc., the lead underwriters for the offering. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range, so the breadth of the price range is consistent with SEC guidance.
The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors.
Timing Considerations
The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about June 19, 2020 and commencing its road show in Asia as early as June 22, 2020, with a target pricing date as early as June 24 or 25, 2020.
Historical Fair Value Determinations and Methodology
To facilitate the Staff’s review, the table below contains a complete list of all options granted during the period from July 1, 2019 through the date of this letter (the “Review Period”). The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Shares Underlying Options Granted	Fair Value Per Ordinary Share
September 4, 2019	1,411,700	US$	1.1875
December 31, 2019	1,329,370		1.4751
January 19, 2020	5,321,700		1.7358
February 12, 2020	420,000		1.7358
March 31, 2020	93,400		1.7358*
April 30, 2020	50,000		N/A**
May 31, 2020	145,000		N/A**

*
Because the number of shares underlying options granted on March 31, 2020 was not material, the Company elected to utilize the same fair value per ordinary share as the February 12, 2020 grant for financial reporting purposes.

**
Fair value per ordinary share for grants after March 31, 2020 are not yet available. The Company intends to conduct an assessment of the fair value of its ordinary shares as of each grant date following March 31, 2020 in connection with the preparation of its financial statements for the three and six months ended June 30, 2020.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 16, 2020	BY AGORA, INC.: API-0001

The historical valuations of the Company’s ordinary shares for financial reporting purposes were based on analyses commissioned by the Company from an independent third-party valuation firm and conducted in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The independent valuation firm valued the ordinary shares of the Company as of various dates between December 31, 2017 and February 12, 2020.
To estimate the fair value of the ordinary shares at each valuation date, the fair value of total equity was derived by the independent valuation expert using the discounted cash flow method, adjusting for interest bearing debt, non-operating assets / (liabilities) and excess cash, and applying a discount for lack of marketability.
The fair value of each class of shares (including the ordinary shares) was derived allocating equity value to classes using under three different scenarios: (1) liquidation, (2) redemption and (3) conversion. Under the liquidation and redemption scenarios, since holders of preferred shares would have priority over ordinary shares or receive a redemption amount or convert to ordinary shares, respectively, the Option Pricing Method was used to allocate equity value.
Option Pricing Method treats the preferred and ordinary shares as call options with distinct claims on the Company’s total equity value on liquidation preference or redemption amount of the preferred shares. The option’s exercise price is based on a comparison with the total equity value, which is determined based on the liquidation preference or redemption amount under the applicable scenario. The characteristics of each class of shares, including the conversion ratio, the redemption provision and any liquidation preference of the preferred shares, determine the class of share’s claim on the equity value. Black-Scholes model was used to price the call option.
After deriving the values of the preferred and ordinary shares under each of the scenarios, by the method described above, probabilities of each scenario were applied to arrive at the probability weighted value of each class of shares.
Exercise Price Determinations
The board of directors of the Company (the “Board”) intended all options granted to U.S. employees and consultants to be exercisable at a price per share not less than the per share fair value of the ordinary shares underlying those options on the date of grant. For certain grant dates, the exercise prices of options granted to U.S. employees and consultants as determined by the Board differed from the determination of the fair value of the ordinary shares for financial reporting purposes. In addition, consistent with customary practice, all options granted to PRC-based employees and consultants had exercise prices of $0.10 per share.
Preliminary Price Range Determination
The Company believes the difference between the fair value of its ordinary shares as of February 12, 2020 and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•	Increased Revenue Expectations. During the first quarter of 2020 the Company experienced significant usage and revenue growth, as people spent more time learning, gaming and

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 16, 2020	BY AGORA, INC.: API-0001

otherwise interacting online due to work, school, travel and other restrictions triggered by the COVID-19 pandemic. For the three months ended December 31, 2019 and March 31, 2020, the Company’s total revenue was US$19.1 million and US$35.6 million, respectively, an increase of 86.1%. For the three months ended December 31, 2019 and March 31, 2020, the Company’s net income (loss) was US$(2.3) million and US$3.0 million, respectively, and Adjusted EBITDA was US$(1.0) million and US$5.5 million, respectively. Although the Company does not expect continued acceleration of usage and revenue growth in future periods, there is a shift in user preference towards online, real-time engagement, as a result of the COVID-19 pandemic, that the Company believes will continue to drive strong usage levels and growth. As a result, its expectations for 2020 and future year revenue has increased relative to the date of its most recent valuation.

•
Changes in Revenue Multiples of Comparable Public Companies. Although the Company experienced an acceleration in usage and revenue growth in the three months ended March 31, 2020, COVID-19 pandemic related concerns had materially and adversely affected the market values for comparable companies and market receptivity for technology company initial public offerings. During the period between February 12, 2020 and March 31, 2020, median enterprise value to 2020 broker-consensus estimated revenue multiple for the companies that the underwriters believe will be most relevant to investors in the Company’s initial public offering decreased from 10.7x as of February 12, 2020 to 7.7x as of March 31, 2020. In addition, between March 11, 2020 (when the World Health Organization declared COVID-19 to be a pandemic) and March 31, 2020 there were no technology company initial public offerings, and market sentiment for future technology company initial public offerings was negative, adversely impacting the Company’s expectations of when an initial public offering would be possible. This, together with the fact that the number of shares underlying options granted on March 31, 2020 was not material, the Company elected to utilize the same fair value per ordinary share as the February 12, 2020 grant for financial reporting purposes. Subsequent to March 31, 2020, concern regarding the pervasive impact of the COVID-19 pandemic has lessened. During the period between March 31, 2020 and June 12, 2020, median enterprise value to 2020 broker-consensus estimated revenue multiple for the companies that the underwriters believe will be most relevant to investors in the Company’s initial public offering increased from 7.7x as of March 31, 2020 to 18.2x as of June 12, 2020, an increase of 236%.

•
Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Equity Interests in the Company. The valuation that was used by the Board as part of its determination of the fair value of the Company’s ordinary shares as of February 12, 2020 reflected the illiquidity of the Company’s equity on that date and the uncertainty of the initial public offering. Given the recovery in market sentiment and the current proximity to the completion of the Company’s initial public offering, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the successful completion of an initial public offering which would provide access to public company capital markets. Additionally, the estimated preliminary price range represents a future price for ordinary shares that, if issued in the initial public offering, will be immediately freely tradable in a public market, whereas the estimated fair value of ordinary shares as of all of the option grant dates represents a contemporaneous estimate of the fair value of shares that were then illiquid. This illiquidity accounts for a substantial difference

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 16, 2020	BY AGORA, INC.: API-0001

between the estimated fair values for the grants described above and the estimated preliminary price range.

•
Conversion of Preferred Shares. The holders of the Company’s preferred shares currently enjoy substantial economic rights and preferences over the holders of its ordinary shares. In particular, holders of outstanding preferred shares are entitled to receive liquidation preferences prior to payments to holders of ordinary shares in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding preferred shares are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s ordinary shares. The holders of preferred shares also have redemption rights, anti-dilution protection under certain circumstances and special voting rights. The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of all of its preferred shares into ordinary shares upon the completion of its initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred shares results in a higher valuation of the ordinary shares after the initial public offering than before it.

•
Different Valuation Methodology. The preliminary price range for the initial public offering was determined in consultation with the underwriters without reference to any single valuation methodology. The price range is based in large part on the underwriters’ substantial experience and expertise in advising companies on initial public offerings, their experience in capital markets generally and in establishing a price range for an initial public offering of a growth-oriented software company, including the increased revenue multiples of comparable public companies described above.

Conclusion
Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair values of its ordinary shares and each option granted as described above was appropriate and fully complied with all applicable rules and regulations for the determination of fair value, consistent with the AICPA Practice Aid.
* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 16, 2020	BY AGORA, INC.: API-0001

Please direct any questions with respect to this letter to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Jingbo Wang, Agora, Inc.
Ivy Chen, Agora, Inc.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Yi Gao, Simpson Thacher & Bartlett LLP
Stella Zhou, PricewaterhouseCoopers Zhong Tian LLP